                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*


                        THE HARVEY ENTERTAINMENT COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   0004176621
                           --------------------------
                                 (CUSIP Number)

                                    Paul Guez
                    c/o Azteca Production International, Inc.
                             5804 E. Slauson Avenue
               City of Commerce, California 90040, (213) 890-9660
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 April 26, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.     0004176621                                       PAGE 2 OF 8 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
      PAUL GUEZ
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a) [ ]
        (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      PF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      TUNISIA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          645,537
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          -0-
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            645,537
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          -0-
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      645,537
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.4%

      (Based on 4,186,941 shares of the Issuer Common Stock (as defined herein) outstanding as of April 12, 1999, as disclosed in the Issuer's most recent Form 10-KSB filed with the Securities and Exchange Commission, and treating as outstanding 437,214 shares (subject to adjustment) issuable upon conversion of 29,512 shares of the Series A Preferred Stock (as defined herein) and 208,323 shares (subject to adjustment) of the Issuer Common Stock issuable upon exercise of the Warrants (as defined herein).)

--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.   SECURITY AND ISSUER.

    This statement on Schedule 13D relates to beneficial ownership of shares of the common stock, no par value (the "Issuer Common Stock"), of The Harvey Entertainment Company, a California corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1999 Avenue of the Stars, Suite 2050, Los Angeles, California 90067.

ITEM 2.   IDENTITY AND BACKGROUND.

        (a) This statement is being filed by Paul Guez, an individual (the "Reporting Person").

        (b) The Reporting Person's business address is c/o Azteca Production International, Inc. ("Azteca"), 5804 E. Slauson Avenue, City of Commerce, California 90040.

        (c) The principal occupation of Paul Guez is an account executive for Azteca, which is located at 5804, E. Slauson Avenue, City of Commerce, California 90040. The principal business of Azteca is manufacturing of clothing.

        (d)(e) The Reporting Person has not been during the last five years (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

        (f)     The Reporting Person is a citizen of Tunisia.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        On April 26, 1999, pursuant to a Stock Purchase Agreement (the "Stock Purchase Agreement") by and among Michael R. Burns, Roger A. Burlage and the Reporting Person, the Reporting Person acquired a total of 29,512 shares of the Series A Convertible Preferred Stock of the Issuer (the "Series A Preferred Stock") and Common Stock Purchase Warrants (Series A, B and C) to purchase up to 208,323 shares of the Issuer Common Stock (the "Warrants"), in exchange for $2,951,250 in cash, the source of which were the Reporting Person's personal funds and no funds were borrowed for such purpose. The Series A Preferred Stock and the Warrants were issued pursuant to a Stock Purchase Agreement, dated as of April 7, 1999, by and among the Issuer, Michael R. Burns, Roger A. Burlage, Kenneth W. Slutsky and the Kushner-Locke Company, a California corporation.

        The Series A Preferred Stock is convertible into shares of the Issuer Common Stock, at an initial conversion price of $6.75 per share, at any time after October 26, 1999 and prior to the business day next preceding the redemption date of the Series A Preferred Stock, which date may be determined by the Issuer at any time after April 26, 2004. The Warrants may be exercised at any time after October 26, 1999 until (i) in the case of the Series A Warrants, April 26, 2005, at a purchase price of $9.00 per share; (ii) in the case of the Series B Warrants, April 26, 2006, at a purchase price of $11.00 per share; and
(iii) in the case of the

Series C Warrants, April 26, 2007, at a purchase price of $12.00 per share. Each Warrant entitles the holder thereof to purchase one share of the Issuer Common Stock.

ITEM 4.   PURPOSE OF TRANSACTION.

        The Reporting Person acquired the securities described in Item 3 for investment purposes.

        So long as at least 42,500 shares of the Series A Preferred Stock remain outstanding, the holders of the Series A Preferred Stock as a class are entitled to elect two directors of the Issuer and are otherwise entitled to vote (on an as converted basis) on all matters (including the election of remaining directors) together with the holders of the Issuer Common Stock.

        Except as disclosed in this Item 4, the Reporting Person does not have any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of
Schedule 13D. The Reporting Person expects to evaluate on an ongoing basis the Issuer's financial condition, business operations and prospects, the market price of the Issuer Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, the Reporting Person reserves the right to change his plans and intentions at any time, as he deems appropriate. In particular, the Reporting Person may, subject to the restrictions discussed in Item 6 below and the restrictions contained in the securities laws, at any time and from time to time acquire additional shares of the Issuer Common Stock or securities convertible or exchangeable for the Issuer Common Stock in public or private transactions; dispose of shares of the Issuer Common Stock or other securities in public or private transactions; and/or enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the Issuer Common Stock or other securities. Any such transactions may be effected at any time and from time to time.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

        (a)     (i)     Amount beneficially owned:*

                        645,537 shares

                (ii)    Percent of class as of April 12, 1999:

                        13.4%

        (b)     Number of shares as to which the Reporting Person has:

                (i)     Sole power to vote or direct the vote:*

                        645,537

                (ii)    Shared power to vote or direct the vote:*

                (iii)   Sole power to dispose or direct the disposition of:*

                        645,537

                (iv)    Shared power to dispose or direct the disposition of:*

                        0

* The 645,537 shares include 437,214 shares of the Issuer Common Stock (subject to adjustment) issuable upon conversion of 29,512 shares of the Series A Preferred Stock and 208,323 shares (subject to adjustment) of the Issuer Common Stock issuable upon exercise of the Warrants.

        (c) Except as disclosed in Item 3, the Reporting Person has not effected any transactions in the Issuer Common Stock in the past sixty days.

        (d)     Not applicable.

        (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The shares of the Issuer Common Stock underlying the Series A Preferred Stock and the Warrants are subject to certain demand and piggy-back registration rights commencing eighteen months after April 26, 1999. In addition, pursuant to the Stock Purchase Agreement, the Issuer has a right of first refusal (with certain exceptions) with respect to the transfer of shares of the Series A Preferred Stock held by the Reporting Person.

        Except as disclosed in this Item 6, the Reporting Person is not a party to any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

        The information set forth in the Exhibit Index is incorporated herein by reference.

                                   SIGNATURES

        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 6, 1999



                                 /s/  Paul Guez
                                 --------------------------------------
                                    Paul Guez

                                  Exhibit Index


1. Form of Stock Purchase Agreement by and among Michael R. Burns, Roger A. Burlage and the Reporting Person.